# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: IMMERSION CORP, CIK 0001058811
CUSIP: 452521107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2999 N. E. 191ST STREET, SUITE 610, AVENTURA, Florida (FL), 33180
Date of event which requires filing of this statement: 11/03/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002022157
Persons authorized to receive notices and communications: Scott Larson, 3608 Lexington Ave., Dallas, Texas (TX), 75205, 469-816-6411

## Reporting persons
- Irrevocable Larson Family Investment Trust (CIK 0002022157): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: personal funds (PF); sole voting power 2,308,000; shared voting power 0; sole dispositive power 2,308,000; shared dispositive power 0; aggregate amount beneficially owned 2,308,000 (7% of the class)
  Comment: The percentage in Row (13) is calculated based on a total of 32,396,432 shares of the Issuer's common stock outstanding as of March 6, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on March 12, 2025.
- Scott A. Larson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,310,000; shared voting power 0; sole dispositive power 2,310,000; shared dispositive power 0; aggregate amount beneficially owned 2,310,000 (7.1% of the class)
  Comment: The percentage in Row (13) is calculated based on a total of 32,396,432 shares of the Issuer's common stock outstanding as of March 6, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on March 12, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: IMMERSION CORP
Address of issuer's principal executive offices: 2999 N. E. 191ST STREET, SUITE 610, AVENTURA, Florida (FL), 33180
Comment: This Schedule 13D amends and supersedes the Schedule 13G originally filed by the Trust on July 23, 2025 and the subsequent amendments to such Schedule 13G filed on August 5, 2025, September 15, 2025 and October 14, 2025.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by Scott A. Larson and the Irrevocable Larson Family Investment Trust (the "Trust" and, together with Mr. Larson, the "Reporting Persons"). Mr. Larson is the sole trustee and beneficiary of the Trust.
Residence or business address: The business address of both Reporting Persons is 3608 Lexington Ave., Dallas, Texas 75205
Present principal occupation or employment: Mr. Larson's principal occupation is investing in securities. The Trust was established under the laws of Texas for the benefit of Mr. Larson.
Criminal convictions in the last five years: During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.
Civil proceedings (securities laws) in the last five years: During the last five years, neither Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Larson is a citizen of the United States of America. The Trust was established under the laws of Texas.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds used for the purchase of the Issuer's securities were the personal funds of the Reporting Persons. The aggregate purchase price of the Common Stock and options to purchase Common Stock beneficially owned by Mr. Larson was approximately $16,342,844.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the securities described herein for investment purposes.

On November 3, 2025, The Reporting Persons delivered a letter to the board of directors of the Issuer (the "Board"). In this letter, the Reporting Persons stated their concerns about the Board's failure to ensure a business strategy to achieve long-term value for all shareholders, perceived corporate governance weaknesses in the oversight of management and the expense structure of the Issuer, including executive compensation, and the destruction of shareholder value for the last five years. The Reporting Persons urged the Board, including certain Directors that are highly compensated as officers of the Company, to publicly commit to provide for (i) the repayment or return by such highly compensated officers of certain cash and stock-based bonus compensation paid or awarded to them in 2024 or 2025, (ii) a plan for independent external review, and peer-based review and performance standards, for approving compensation for management and Directors, and (iii) a well-articulated strategic business plan, with the assistance of independent outside advisors or an investment banking firm for maximizing shareholder value, as compared to alternatives that may involve a sale or merger of the Company or a sale of Company assets or liquidation of the Company. If the Board, including certain Directors that are highly compensated as officers of the Company, are unable or unwilling to make such commitments, the Reporting Persons urged the Board to commit to a plan of liquidation for the Company with the assistance of an independent investment banking firm, that would include converting certain assets to cash and distributing the cash, along with certain publicly traded securities distributed in kind, to the Company's shareholders.

The Reporting Persons will continue to seek to engage in a dialogue with the Board and/or management about the matters set forth in the letter and other considerations for maximizing shareholder value. The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, potential changes in the Issuer's operations, management, organizational documents, composition of the Board (including, without limitation, proposing or nominating director candidates to the Board, whether at an annual or special meeting of shareholders), ownership, capital or corporate structure, strategic transactions, capital allocation policy, business strategy, compensation practices, transparency or corporate governance generally. The Reporting Persons intend to communicate with the Issuer's management and Board about, and may enter into negotiations and agreements with them regarding, the foregoing and a broad range of operational, strategic and other matters and to communicate with other shareholders or third parties, including potential director and management candidates, regarding the Issuer. The Reporting Persons may change their intention with respect to any and all matters referred to in this Item 4. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or to proceed with such transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, actions taken or not taken by the Board, the price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Common Stock of the Issuer (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities.

The foregoing is subject to change at any time, without notice, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described above in this Item 4, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each of the Reporting Persons reserves the right to formulate such plans or proposals in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information in Rows (7) through (11) and (13) on the cover pages of this Schedule 13D is hereby incorporated by reference. The percentage in Row (13) on the coverpages of this Schedule 13D are calculated based on a total of 32,396,432 shares of the Issuer's common stock outstanding as of March 6, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on March 12, 2025. Mr. Larson directly owns 2,000 shares of Common Stock. The Trust directly owns (i) 1,950,000 shares of Common Stock, and (ii) options to purchase up to 358,000 shares of Common Stock. As the sole trustee and beneficiary of the Trust, Mr. Larson has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the securities of the Issuer directly owned by the Trust.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Schedule I hereto, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in the securities of the Issuer by the Reporting Persons during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Each of the Reporting Persons is party to that certain Joint Filing Agreement, attached hereto as Exhibit 99.2 and incorporated herein by reference.

Other than as described elsewhere in this Schedule 13D, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Common Stock which are required to be described hereunder.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Schedule I (Transactions in the Securities of the Issuer in the Past Sixty Days)
Exhibit 99.2 - Joint Filing Agreement by and between the Reporting Persons
Exhibit 99.3 - Letter to the Issuer's Board, dated November 3, 2025

## Signatures
- Irrevocable Larson Family Investment Trust: /s/ Scott A. Larson, Scott A. Larson, Trustee (11/03/2025)
- Scott A. Larson: /s/ Scott A. Larson, Scott A. Larson (11/03/2025)